

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 12, 2009

Mr. Bradley J. Freiburger
Interim Chief Financial Officer
X-Rite, Inc.
4300 44th Street S.E.
Grand Rapids, Michigan 49512

> **Re:** **X-Rite, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 19, 2009**
> **File No. 000-14800**

Dear Mr. Freiburger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief